NEWS RELEASE For immediate release
Canadian Oil Sands extends its offer to purchase Canada Southern Petroleum Ltd.
Calgary, AB, August 1, 2006 (TSX — COS.UN) — Canadian Oil Sands Trust (the “Trust”) today announced that its wholly owned subsidiaries, Canadian Oil Sands Limited and 1212707 Alberta Ltd. (“Canadian Oil Sands”), have extended the expiry date for its all-cash offer of US$13.10 per common share for all of the outstanding common shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF/TSX:CSW) not already owned by Canadian Oil Sands from Tuesday August 1, 2006 to midnight (mountain daylight time) on Friday August 18, 2006, unless further extended or withdrawn. Canadian Oil Sands will mail a formal notice of extension to all Canada Southern shareholders.
All other terms and conditions of Canadian Oil Sands’ offer for Canada Southern described in its offer and circular and related materials dated June 26, 2006, and as amended by notices of variation dated July 5, 2006 and July 14, 2006, remain unchanged.
As of July 31, 2006, approximately 5.2 million common shares of Canada Southern have been validly deposited under Canadian Oil Sands’ offer, representing approximately 35 per cent of the outstanding common shares of Canada Southern. Canadian Oil Sands’ offer is subject to a minimum tender condition of 66⅔ per cent.
Canada Southern shareholders with questions, requests for copies of the documents, or requiring assistance in tendering their shares, please call D.F. King & Co. Inc. at 1-800-901-0068. All documents related to Canadian Oil Sands’ offer are also available on the Trust’s website at: http://www.cos-trust.com/investor/.
Canada Southern has announced that its Board of Directors, after consultation with its legal and financial advisors, and upon receipt of an opinion from CIBC World Markets Inc., has unanimously determined that Canadian Oil Sands’ offer is fair, from a financial point of view, to the Canada Southern shareholders and recommends that shareholders accept the Canadian Oil Sands’ offer.
This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

Canadian Oil Sands Limited Marcel Coutu President & Chief Executive Officer Units Listed — Symbol: COS.UN Toronto Stock Exchange	For further information: Siren Fisekci Director Investor Relations (403) 218-6228 investor_relations@cos-trust.com Web site: www.cos-trust.com